Ecopetrol S.A. Announces the Settlement of a Partial Make Whole of its International Notes due 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the "Company") announces that today was the settlement of the partial make whole of the Notes due 2026, originally issued in 2015 for a nominal amount of US$1.5 billion. This make whole covered a notional amount of US$250 million and the repurchase price was US$1,014.41 per US$1,000 of principal, for a total of US$253,602,675.24, plus accrued interest up to the redemption date.

The partial make whole was announced by the Company on August 6, 2024, in line with the objectives of its financial plan and confirms Ecopetrol’s commitment towards a proactive refinancing of its maturities in 2026.

Bogota D.C., September 5, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co